Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2015 to December 31, 2015

I.	INTRODUCTION

This Conflict Minerals Report (the “Report”) of NetScout Systems, Inc. (“NetScout” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015 to December 31, 2015 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and certain minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report and as required by the Rule, the Company has determined that Conflict Minerals are necessary to the functionality or production of certain products the Company manufactures or contracts to manufacture (the “Necessary Conflict Minerals”).

Company Overview and Products Covered by this Report.

The Company designs, develops, manufactures (or contracts to manufacture), markets, licenses, sells, and supports application and network performance management and service assurance solutions focused on assuring service delivery quality, performance, and availability for large, demanding, and complex internet protocol (IP) based service delivery environments. The Company manufactures, or contracts to manufacture, and markets these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies, and telecommunication service providers worldwide.

On July 14, 2015, the Company completed the acquisition of the Communications Business (“Communications Business”) of Danaher Corporation (“Danaher”), which included certain assets, liabilities, technology and employees within Tektronix Communications, VSS Monitoring, Arbor Networks and certain portions of Fluke Networks Enterprise business, but which excluded Danaher’s data communications cable installation business and its communications service provider business. Products of the Communications Business that were “in scope” for the purposes of reporting under the Rule for calendar year 2014 were reported by Danaher Corporation in its Form SD and Conflict Minerals Report filed with the Commission on May 29, 2015.

Based on knowledge of typical electronic uses of the metals derived from Conflict Minerals, the Company assumed, for the purposes of this inquiry, that all of its electronic products could contain Necessary Conflict Minerals.

This Report relates to the Company’s electronic hardware products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015. The Company’s electronic hardware products that are “in scope” for the purposes of the Reporting Period, including those of the Communications Business, are referred to in this Report collectively as the “Covered Products.”

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY (“RCOI”)

Inherent RCOI Limitations.

The Company has taken significant steps to identify the smelters and refiners of Necessary Conflict Minerals in its supply chain. The Company’s supply chain with respect to the Covered Products, however, is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Necessary Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. The Company must therefore rely on information provided by its suppliers and independent third-party audit programs regarding the origin of Necessary Conflict Minerals that are included in the Covered Products. Such information may be incorrect, incomplete, or subject to other irregularities beyond the Company’s control.

Reasonable Country of Origin Inquiry.

The Company has conducted a good faith RCOI that was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. The RCOI process included an evaluation of the Company’s product lines and a detailed assessment of its suppliers.

The suppliers of assemblies and discrete components and parts that may contain Necessary Conflict Minerals were then identified by reviewing supplier lists and bills of materials (BOMs) for the identified Covered Products. The Company then attempted to obtain information regarding the country of origin of its Necessary Conflict Minerals from 100% of this target list of relevant suppliers, recognizing that achieving that goal might not be practicable or possible.

The Company engaged with first tier suppliers and suppliers of custom-fabricated components via emailed letters. These letters outlined the Company’s policy and expectations regarding suppliers’ use of Conflict Minerals, included links to the Company’s Conflict Minerals Policy Statement and Conflict Minerals training materials, and requested that each supplier complete and return a Conflict Minerals Reporting Template (“CMRT”). The CMRT is a standardized reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT facilitates the transfer of information through the supply chain regarding the presence of

Necessary Conflict Minerals in products, and the country of origin and smelters and refiners being used for such Necessary Conflict Minerals. A completed CMRT also provides company-level information on a supplier’s policy and due diligence controls over their sub-tier suppliers. The Company requested that sourcing information provided by suppliers cover the entire Reporting Period.

For suppliers other than first tier suppliers and suppliers of custom-fabricated components, which included sub-tier suppliers, assembly suppliers, and suppliers of discrete components and parts, a commercially-licensed database of electronic components and parts data was used to gather Conflict Minerals information. This web-based database provides up-to-date information on the Conflict Minerals content and status of millions of electronic components and parts, as well as the supporting data for such information (namely, a completed CMRT in most cases).

Of the targeted suppliers, the Company was able to obtain CMRTs and the Conflict Minerals status of 191 out of 262 (72.9%) of these suppliers.

Nearly all of the CMRTs completed by these suppliers included data only at the company level (with information applicable to all of the components and parts furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of Necessary Conflict Minerals in the particular parts furnished to the Company. Based on this RCOI, the Company could not determine with certainty the countries of origin of its Necessary Conflict Minerals, or whether its Necessary Conflict Minerals were from scrap or recycled sources. Accordingly, the Company also performed due diligence on the source and chain of custody of its Necessary Conflict Minerals.

III.	DUE DILIGENCE

Inherent Due Diligence Limitations.

Due to the Company’s position as a downstream purchaser of Conflict Minerals within the supply chain, its ability to verify the accuracy, completeness, or full Reporting Period coverage of information reported by suppliers is limited. The Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Covered Products.

Due Diligence Objectives.

The primary objective of the due diligence process on the source and chain of custody was to determine whether the Necessary Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. The Company’s longer term goal is to use this information to continue to provide transparency regarding its supply chain by satisfying the Company’s Conflict Minerals compliance and reporting obligations, to encourage its suppliers to engage in responsible sourcing of Conflict Minerals, and to facilitate informed decision-making about component sourcing.

Conformance to the OECD Guidance.

The Company’s due diligence measures were designed to conform in all material respects to the framework set out in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream purchaser of Conflict Minerals. The Company commenced its due diligence process (which overlapped with its RCOI) for the current Reporting Period in June 2015. In conformance with the OECD Guidance’s five step process, and as applicable to the Company as a downstream purchaser of Conflict Minerals within the supply chain, we designed our due diligence to conform, to the extent practicable, with the following steps:

1.	Establish strong Company management systems for Conflict Minerals supply chain due diligence and reporting compliance;
2.	Identify and assess Conflict Minerals risks in our supply chain;
3.	Design and implement strategies to respond to identified Conflict Minerals risks;
4.	Carry out independent third party audits of the supply chain due diligence at identified points in the supply chain; and
5.	Report on our Conflict Minerals supply chain due diligence activities as required by the Rule.

Due Diligence Measures Performed.

Step One: Establish strong Company management systems for Conflict Minerals supply chain due diligence and reporting compliance.

Establish a System of Controls and Transparency. To guide its due diligence, in 2013, the Company developed and adopted a Conflict Minerals Management Program (“CMMP”) Manual. The Manual describes and identifies the Company’s CMMP planning, resources, information management, supplier engagement processes, grievance mechanisms, supply chain risk factors and risk management procedures, and related CMMP issues for the responsible supply chain management of Conflict Minerals. To the extent practicable and applicable to a downstream company, the Manual tracks the OECD Guidance. (During the 2013 reporting period, the Company engaged an outside professional services firm to assist with the design of our Conflict Minerals due diligence framework.)

Establish a Company Policy. In 2012, the Company established and continues to maintain a formal Conflict Minerals Policy (the “Company Policy”) on Conflict Minerals in the Company’s supply chain. The Company Policy provides, in part, as follows:

•	NetScout supports and respects the protection of internationally proclaimed human rights for all, including the basic human rights of employees and workers within its supply chain. NetScout believes in treating all people with respect and dignity. NetScout also expects its suppliers to adhere to the same high standards. NetScout is committed to the sourcing of components and materials used in its products from companies that share its values about human rights, ethics, and environmental responsibility.

•	NetScout continues to assess whether its products contain Conflict Minerals derived from ores mined in the Covered Countries. NetScout is taking appropriate steps with its suppliers to address and improve the process for sourcing minerals that are “conflict free.” The global supply chain for these minerals is complex, however, and tracing these minerals to their sources is a challenge. NetScout’s efforts to address these issues include notifying its suppliers of its policy on Conflict Minerals and requiring that they disclose their use of Conflict Minerals.

•	There is additional work to be done, but NetScout expects its suppliers to commit to the responsible sourcing of minerals, including providing reasonable assurances that the tantalum, tin, tungsten, and gold in products they manufacture or distribute are conflict free. NetScout expects each supplier to establish its own due diligence program to ensure conflict-free supply chains with respect to all parts and materials used to manufacture products supplied to NetScout.

This Company Policy is communicated externally via the Company’s website at
http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

Establish a Conflict Minerals Team. To support its RCOI and due diligence, in addition to adopting the CMMP Manual and Company Policy, the Company established an internal, cross-functional management system, including a Conflict Minerals Steering Committee. Members of the Committee include the Company’s Chief Operating Officer, General Counsel, Vice President of Manufacturing, Controller, Senior Corporate Counsel, and Senior Manager of Quality Assurance; the COO and General Counsel serve as the Committee’s Executive Sponsors. The responsibilities of the Committee Members include (a) establishing the organizational framework needed to meet the expectations set forth in the Company Policy; (b) establishing the CMMP and the CMMP Manual; (c) reviewing the effectiveness of the Company Policy and the CMMP; and (d) periodically communicating the CMMP status and effectiveness to the Committee’s Executive Sponsors.

Establish a Grievance Mechanism. The Company has established a mechanism by which customers, employees, and other interested parties may provide or request information relevant to the Company’s CMMP and report any grievances with respect to Conflict Minerals issues in general.

Step Two: Identify and assess Conflict Minerals risks in our supply chain.

Strengthen Supplier Engagement / Identify Supply Chain Risk. As described above, the Company engaged directly with relevant first tier suppliers and suppliers of custom-fabricated components to request data on Conflict Minerals; namely, CMRTs. As also described above, for suppliers other than first tier suppliers and suppliers of custom-fabricated components, a commercially-licensed database of electronic components and parts data was used to gather Conflict Minerals information.

The Company reviewed supplier responses for the reasonableness of the information provided and for accuracy and completeness. When information provided appeared to be incomplete or inaccurate, the Company asked for missing or supplemental information or conducted additional investigations as appropriate or practicable to understand relevant facts and circumstances. If a first tier supplier or supplier of custom-fabricated components failed to provide its CMRT, a second request was sent to that supplier.

The Company then amalgamated the supplier-provided smelter information into a single list of unique smelters meeting the definition of “smelter” under one of the three industry recognized audit protocols. The final smelter list was then reviewed to determine if the Company had identified reasonably all of the potential smelters in the Company’s supply chain.

In their CMRTs, the Company’s suppliers identified 308 unique smelters that might be in the Company’s supply chain.

Nearly all of the CMRTs completed by the Company’s suppliers included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of Necessary Conflict Minerals in the particular parts actually furnished to the Company. In other words, almost none of the Company’s suppliers represented to the Company that Necessary Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the particular parts or types of parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were actually used for processing the Necessary Conflict Minerals in the particular parts supplied for use in the Covered Products.

Assessment of Supply Chain Risk. With respect to the company level smelter information provided by the suppliers in their CMRTs, however, the Company attempted to determine whether each smelter sourced Conflict Minerals only from outside the Covered Countries and/or only from recycled sources, by reviewing, when available, smelter websites, relevant industry group information, other publicly-available information, or, in limited cases, by contacting the smelters directly. If through this review a smelter was found to be sourcing Conflict Minerals from a Covered Country (and not from recycled sources), or if there was a reason to believe a smelter was sourcing from a Covered Country (and not from recycled sources), the smelter was marked for risk mitigation. If through this review, a smelter was found to be (a) CFSP-compliant or (b) not sourcing from a Covered Country, no risk mitigation was deemed required.

Of the 308 smelters identified by the Company’s suppliers, the Company identified 40 smelters that source, or for which there is reason to believe they might source, from the Covered Countries. The Company determined that 36 of these 40 smelters have been audited and recognized as conflict free by the CFSP. The Company conducted additional risk mitigation, as described in Step Three, on the remaining four smelters.

Step Three: Design and implement strategies to respond to identified Conflict Minerals risks.

Design of Risk Management Strategies. The Company continues to include, within the terms and conditions it requires all direct suppliers to acknowledge, provisions on responsible sourcing of minerals, with reference to the Company’s Conflict Minerals pages at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/. In addition, in the event that the Company identifies suppliers that it believes are providing Necessary Conflict Minerals that may finance or benefit armed groups in the Covered Countries, the Company expects to continue to encourage those suppliers to implement responsible sourcing practices and to continue to request that they encourage smelters and refiners to obtain a “conflict free” validation by an independent third-party industry group program. Consistent with the CMMP, the Conflict Minerals Steering Committee provides regular risk assessment updates to the Committee’s Executive Sponsors. The Company also expects to continue to refine, revise and improve the CMMP and the Manual as appropriate. For smelters that are identified as sourcing from mines located in the Covered Countries and that are not found to have been audited and recognized as conflict free by the CFSP, additional risk mitigation, as deemed appropriate on a case-by-case basis, is performed by the Company.

Implementation of Risk Mitigation Strategies. For the four unique smelters described in Step Two, above, that were identified as sourcing from mines located in the Covered Countries and that were not found to have been audited and recognized as conflict free by the CFSP, additional risk mitigation was performed, resulting in the following conclusions and/or actions:

1.	Smelter Type: Tin – Location: Rwanda: Further review by the Company revealed that this smelter is recognized by the CFSP as “active,” meaning, the smelter is presently undergoing an independent audit to an industry-recognized protocol. Removal of a smelter from a manufacturer’s supply chain is not recommended by the CFSP as long as the smelter is “active.” Based on information available from public sources and from the smelter-provided due diligence report, the Company found no reason to believe that this tin smelter directly or indirectly financed or benefitted armed groups in the Covered Countries. Accordingly, removal of this smelter from the Company’s supply chain was found not to be warranted.

2.	Smelter Type: Gold – Location: United Arab Emirates (UAE): Further review by the Company revealed that this refinery was audited and successfully certified to the Dubai Multi Commodities Centre (DMCC) Review Protocol. The DMCC Review Protocol is to be reviewed for recognition by the CFSP in 2016. Based on information available from public sources and from the smelter-provided due diligence report, the Company found no reason to believe that this gold smelter directly or indirectly financed or benefitted armed groups in the Covered Countries. Accordingly, removal of this smelter from the Company’s supply chain was found not to be warranted.

3.	Smelter Type: Gold – Location: Sudan: At the Company’s request, the one (1) supplier of products that may contain gold from this smelter has instructed its sub-suppliers to immediately remove this smelter from its supply chain.

4.	Smelter Type: Gold – Location: United Arab Emirates (UAE): At the Company’s request, the one (1) supplier of products that may contain gold from this smelter has removed this smelter from its supply chain.

Step Four: Carry out independent third party audits of the supply chain due diligence at identified points in the supply chain.

Leverage the Due Diligence of the Conflict Free Sourcing Initiative. The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict Free Smelter Program (“CFSP”). The CFSP independently audits the source, including mines of origin, and chain of custody of the Conflict Minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelters’ or refiners’ Conflict Minerals originated from conflict free mines in the Covered Countries.

Step Five: Report on our Conflict Minerals supply chain due diligence activities, as required by the Rule.

Filing of Form SD and Conflict Minerals Report. Based on the results of our RCOI and supplier due diligence, a Form SD and this Conflict Minerals Report were prepared as required by the Rule and posted to the Company’s website.

Provision of the Company’s CMRT in Response to its Customers’ Requests. To facilitate reporting by our customers, we also reported the results of our RCOI and supplier due diligence to our customers who solicited Conflict Minerals information from the Company, using the CMRT.

Independent Private Sector Audit (“IPSA”). The Company was not required to have an IPSA for this Report.

IV.	CONCLUSIONS

Identify Smelters and Refiners.

As noted above, nearly all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which smelters or refiners were the source of Necessary Conflict Minerals in the particular parts supplied to the Company. As a result, the Company could not reliably identify the smelters or refiners used for processing the Necessary Conflict Minerals actually included in the particular parts supplied for use in the Company’s Covered Products.

Identify Countries of Origin of Conflict Minerals.

As noted above, nearly all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which countries of origin were the source of Necessary Conflict Minerals in the particular parts actually supplied to the Company. Based on the above-described due diligence process, the Company does not have sufficient information to reliably identify the countries of origin of the Necessary Conflict Minerals in the Covered Products.

Efforts to Identify Mine or Location of Origin.

The Company has undertaken the following efforts to identify the specific mine or location of origin of the Conflict Minerals within the countries of origin that might be the source of Necessary Conflict Minerals: Where the CMRT provided by a supplier listed the specific mine or location of origin of the Conflict Minerals, the Company relied on the accuracy of this information, unless there were inconsistences or other apparent errors that caused the Company to question the accuracy of those representations. Where the sourcing of the smelter or refiner was identified as unknown to the supplier, the Company conducted further due diligence to the extent practicable by investigating the smelter or refiner using the CFSP of the CFSI and in-region sourcing programs (for example, Solutions for Hope) or other similar public sources of information.

Future Due Diligence and Risk Mitigation

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that Necessary Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries: The Company intends to continue to engage with suppliers to obtain current, accurate, and complete information about the supply chain, to request that suppliers complete their CMRTs by providing product- or component-specific information, to encourage suppliers to implement responsible sourcing, and to request that they encourage their smelters and refiners to obtain a “conflict-free” designation from an independent, third party auditor. The Company also expects to continue to refine, revise, and improve the CMMP and the Manual as appropriate.

V.	CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including, without limitation, the Company’s intentions and expectations regarding actions that may be taken to implement the Company’s Policy, further supplier engagement, due diligence on the source and chain of custody of Conflict Minerals, and risk mitigation efforts, strategy and possible efficacy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Words such as “expects,” “anticipates,” “goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements.

Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud, and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete, and detailed information, and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers, consultants, electronic databases, third-party audit programs, or others. Except as otherwise required by law or the Rule, the Company undertakes no obligation to update the information contained in this Report, or in any forward-looking statements, to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.